6800 Jericho Tpke. - Suite 208E Jericho, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

October 1, 2008

Please note the following information:

Company Name- Searchhelp, Inc.

CIK- 0001163573

Accession # 0001144204-08-050382

File # 333-97687

Specific Error- Form Type S-1/A was filed and accepted on 8.28.08 (Film No 081046278) with the incorrect header

Correction Needed- Form Type Header Tag should be a Post Effective Amendment

Please change on behalf of the company.  My CIK is 0001436230.

I am the Chief Financial Officer and can be reached at 516 729 0584.

ss:

Erica Zalbert